FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2006

HOLMES FINANCING (No 6) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	380,390	29,979,884
Replenishment	14,960	1,538,685
Repurchased	(5,369)	(488,925)
Redemptions	(10,218)	(977,427)
Losses	(40)	(69)
Capitalised Interest	0	4,940	( * see below )
Other Movements	0	0
Carried Forward	379,723	30,057,088

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,283,265	104,092,824
Repurchased	(413,365)	(31,809,807)
Redemptions	(604,134)	(48,801,682)
Losses	(1,234)	(2,955)
Capitalised Interest	0	179,494	( * see above )
Other Movements	0	0
Carried Forward	379,723	30,057,088

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	4.89%	45.22%	( including
3 Month	13.34%	43.59%	redemptions and
12 Month	44.78%	44.78%	repurchases )

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	39.72	months
Weighted Average Loan size	£79,155.30
Weighted Average LTV	65.18%	*** (see below)
Weighted Average Indexed LTV	56.96%	using Halifax House Price Index
Weighted Average Indexed LTV	56.33%	using Nationwide House Price Index
Weighted Average Remaining Term	17.59	Years

Product Type Analysis	£000's	%
Variable Rate	10,336,633	34.39%
Fixed Rate	7,944,088	26.43%
Tracker Rate	11,776,367	39.18%
	30,057,088	100.00%

As at 08 December 2006 approximately 14.43% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	4,454,460	14.82%
Interest Only	6,597,531	21.95%
Repayment	19,005,097	63.23%
	30,057,088	100.00%

Loan Purpose Analysis	£000's	%
Purchase	20,066,112	66.76%
Remortgage	9,990,976	33.24%
	30,057,088	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 December 2006	7.09%
01 September 2006	6.75%
01 September 2005	6.50%
01 September 2004	6.75%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	14,934	1,096,888	3.65%
East Midlands	20,261	1,406,643	4.68%
Greater London	66,638	6,659,060	22.15%
North	15,736	928,853	3.09%
North West	42,571	2,713,160	9.03%
Scotland	24,316	1,429,172	4.75%
South East	99,996	9,281,146	30.88%
South West	29,501	2,325,706	7.74%
Wales	17,257	1,066,347	3.55%
West Midlands	24,690	1,672,552	5.56%
Yorkshire and Humberside	23,389	1,447,980	4.82%
Unknown	434	29,581	0.10%
Total	379,723	30,057,088	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	24,083	1,012,121	3.37%	32.90
25.01 - 50.00	98,345	6,197,002	20.62%	35.07
50.01 - 75.00	149,983	13,334,029	44.36%	35.83
75.01 - 80.00	16,624	1,552,122	5.16%	42.67
80.01 - 85.00	20,477	2,050,888	6.82%	41.35
85.01 - 90.00	34,200	3,455,220	11.50%	41.17
90.01 - 95.00	36,011	2,455,706	8.17%	61.74
Total	379,723	30,057,088	100.00%	39.03

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	369,729	29,249,317	(2,163)	97.35%
1.00 - 1.99 months	5,525	434,280	3,827	1.45%
2.00 - 2.99 months	1,889	150,374	2,463	0.50%
3.00 - 3.99 months	952	77,261	1,778	0.26%
4.00 - 4.99 months	433	35,703	1,043	0.12%
5.00 - 5.99 months	303	25,166	927	0.08%
6.00 -11.99 months	580	48,970	2,543	0.16%
12 months and over	69	5,931	687	0.02%
Properties in Possession	243	17,103	1,878	0.06%
Total	379,723	30,044,105	12,983	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	12,540,287	17,439,597
Replenishment of Assets	0	1,538,685
Acquisition by Funding	3,460,130	(3,460,130)
Distribution of Principal Receipts	(198,623)	(1,267,729)
Allocation of Losses	(38)	(31)
Share of Capitalised Interest	2,311	2,629
Payment Re Capitalised Interest	(2,311)	2,311
Balance Carried Forward	15,801,756	14,255,332

Carried Forward Percentage	52.57248%	47.42752%

Minimum Seller Share	1,606,532	5.34%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	2,405,280
Additional Amounts Accumulated	198,623
Payment of Notes	0
Carried Forward	2,603,903

Target Balance	1,017,901	payable on 15th December 2006
	1,047,164	payable on 16th January 2007
	339,570	payable on 16th July 2007
	198,623	payable on 15th October 2007
	2,603,258

Excess Spread *
Quarter to 16/10/06	0.4790%
Quarter to 17/07/06	0.4492%
Quarter to 15/04/06	0.2602%
Quarter to 15/01/06	0.5407%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 16/10/2006	£272,000,000.00	£0.00	£0.00
Required Amount as at 16/10/2006	£272,000,000.00	£0.00	£0.00
Percentage of Notes	1.48%	0.00%	0.00%
Percentage of Funding Share	1.72%	0.00%	0.00%

Notes Outstanding
	£000's
AAA Notes Outstanding	17,270,802
AA Notes Outstanding	440,914
A Notes Outstanding	153,497
BBB Notes Outstanding	540,446
Total	18,405,659

Properties in Possession

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Stock
	Current Period
	Number	£000's
Brought Forward	247	18,396
Repossessed in Period	38	9,227
Sold in Period	(42)	(8,642)
Carried Forward	243	18,981

	Cumulative
	Number	£000's
Repossessed to date	1,466	185,659
Sold to date	(1,223)	(166,678)
Carried Forward	243	18,981

Repossession Sales Information
Average time Possession to Sale	98	Days
Average arrears at time of Sale	£5,340

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th November 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Note
On 17th July Holmes Financing 3 exercised its option to redeem all of the remaining notes outstanding in accordance with Condition 5(D) of the notes

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	5.12063%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	3.49400%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	5.12063%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	5.12063%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	5.12063%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	5.12063%	1.75%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	3.49400%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	3.49400%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	3.49400%	1.60%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	3.49400%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	3.49400%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	3.49400%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	5.37375%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.37375%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.37375%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	5.12063%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	5.12063%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	5.12063%	1.55%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	5.37375%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	5.12063%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	5.12063%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	3.49400%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	5.12063%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	3.49400%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	3.49400%	0.80%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	5.37375%	0.08%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	5.37375%	0.17%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	5.37375%	0.72%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	3.49400%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	3.49400%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	3.49400%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	5.12063%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.37375%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	5.12063%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	5.12063%	0.90%
Series 1 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$1,740,000,000	5.32000%	-0.03%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.37375%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	3.49400%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	5.12063%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	5.12063%	0.09%
Series 1 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,260,000,000	5.32000%	-0.03%
Series 1 Class B	Holmes Financing No. 10	AA/Aa3/AA	$47,000,000	5.37375%	0.08%
Series 1 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$47,000,000	5.37375%	0.27%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.37375%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.37375%	0.09%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.37375%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	3.49400%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	3.49400%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	5.12063%	0.12%
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	3.49400%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	5.12063%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	3.49400%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	5.12063%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.37375%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	5.12063%	0.09%
Series 1 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.34375%	-0.02%
Series 1 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$45,000,000	5.34375%	0.09%
Series 1 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$45,000,000	5.34375%	0.24%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.34375%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.34375%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.34375%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.34375%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.34375%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	3.53900%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	5.18082%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	3.53900%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	5.18082%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	3.53900%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	5.18082%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	3.53900%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	5.18082%	0.42%
Series 1 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.34375%	-0.02%
Series 1 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$45,000,000	5.34375%	0.09%
Series 1 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$45,000,000	5.34375%	0.24%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.34375%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.34375%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.34375%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.34375%	0.39%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1
02Q3	-	703	-	-	352	-	-	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-	-	-
03Q4	-	176	-	191	-	481	-	-	-	-	-
04Q1	-	176	-	191	-	-	241	-	-	-	-
04Q2	-	176	-	191	-	-	241	-	-	-	-
04Q3	-	176	-	191	-	-	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-	-	-
05Q3	650	-	-	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-	-	-
06Q2	-	125	-	-	-	-	-	-	-	-	-
06Q3	-	125	546	1,456	-	-	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1
06Q4	-	-	-	-	-	-	-	-	-	-	-
07Q1	-	-	-	-	-	-	161	812	1,018	-	-
07Q2	-	-	-	-	-	634	161	-	-	-	-
07Q3	575	-	-	-	-	-	-	-	-	679	-
07Q4	-	300	-	-	-	770	-	-	-	-	795
08Q1	-	-	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-	388	-
08Q3	-	-	-	-	-	-	-	221	1,272	388	-
08Q4	-	-	-	-	-	-	-	221	-	-	-
09Q1	-	-	-	-	-	-	-	1,171	-	-	-
09Q2	-	-	-	-	-	-	-	-	-	342	-
09Q3	-	-	-	-	-	-	-	-	-	342	397
09Q4	-	-	-	-	-	-	-	-	-	-	397
10Q1	-	-	-	-	-	-	-	-	453	-	-
10Q2	-	-	-	-	-	-	-	-	453	-	-
10Q3	250	-	-	-	-	-	-	-	600	-	-
10Q4	-	-	-	-	-	-	-	-	-	1,526	1,632
11Q1	-	-	-	-	-	-	-	-	-	-	-

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 November 2006 to 08 December 2006

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 22nd December 2006	By / s / Jessica Petrie
(Authorised Signatory)